Exhibit 4.11

Date:	28 May 2026
To:	Aharon Zaetz

By email: ari@resolutionminerals.com

RE:	Consulting Service Agreement (Agreement) Amendment

Dear Aharon,

The board has agreed to an increase in your remuneration in accordance with the table below.

Remuneration	Effective	Comment
$350,000	Dec-23	At appointment
$385,000	Dec-24	10% annual increase
$394,000	Dec-24	CPI increase
$433,000	Dec-25	10% annual increase
$448,000	Dec-25	CPI increase
$493,000	Jul-26	Nasdaq listing

The increase to your remuneration results in an increase in the executive director rate in accordance with schedule 3 of the Agreement and each increase will take effect in accordance with the table above.

All other clauses in the Agreement remain unchanged.

Yours sincerely,

/s/ Hizam Alsagoff
Hizam Alsagoff
Director
Resolution Minerals Ltd

Accepted by:

/s/ Aharon Zaetz
Aharon Zaetz
Executive Director, Resolution Minerals Ltd
Date: